Exhibit 99.1

News Release

July 31, 2020

TELUS reports operational and financial results for second quarter 2020

Continuing to provide critical support to Canadians and our communities during the COVID-19 pandemic; responding dynamically through exceptional operational execution, providing innovative services and solutions for our customers

Consolidated revenue growth of 3.6 per cent and EBITDA decline of 2.9 per cent, combined with healthy free cash flow growth of more than 57 per cent to $511 million, reflective of our team’s resiliency in a challenging and rapidly changing operating environment

Delivered industry-leading customer growth of 141,000 net additions while maintaining the safety and well-being of our customers and team members; leveraging our digital capabilities and demonstrating the efficacy of our longstanding strategic focus on providing the best-in-class customer experience over our world-leading network, buttressed by our leading culture

61,000 high-quality mobile phone net additions, and total wireless net additions of 94,000; low blended mobile phone churn of 0.80 per cent

Robust wireline results, including double-digit revenue growth and 47,000 net additions, driven by Internet net additions

Declaring quarterly dividend of $0.29125 share, supported by strong free cash flow growth, robust liquidity, and balance sheet strength

Building on positive momentum achieved in the first half of the year, TELUS expects strong 2020 free cash flow within the lower half of our original target range of $1.4 to $1.7 billion

Vancouver, B.C. — TELUS Corporation today released its unaudited results for the second quarter of 2020. For the quarter, consolidated operating revenue of $3.7 billion increased by 3.6 per cent over the same period a year ago. Earnings before interest, income taxes, depreciation and amortization (EBITDA) decreased by 1.0 per cent to $1.4 billion while Adjusted EBITDA was down 2.9 per cent. This decline reflects the financial impacts arising from the COVID-19 pandemic, primarily from lower wireless roaming revenue, partly offset by growth in wireline data service margins resulting from business acquisitions, expanded services and subscriber base growth, an increased EBITDA contribution from our organic TELUS International (TI) business, and numerous enhanced cost efficiency programs.

“TELUS achieved resilient financial and operational results in the second quarter, characterized by strong customer growth of over 141,000 net new additions, despite the challenges we faced in the quarter with respect to the COVID-19 pandemic”, said Darren Entwistle, President and CEO. “This accomplishment, realized against the backdrop of an unprecedented operating environment, is reflective of our longstanding and consistent focus on creating a world-leading culture, enabled by our highly engaged team. Importantly, our strong first quarter results were attained as 95 per cent of our domestic team members embraced a work-from-home environment, while continuing to provide best-in-class customer service. Leveraging our strong digital capabilities, in concert with our team’s characteristic adaptability, we achieved healthy customer growth in the quarter, including 61,000 high-quality mobile phone net additions, comprised entirely of higher-value postpaid customers, and 47,000 wireline customer additions, driven by 37,000 internet and 12,000 security net additions, both up year-over-year. This was supported by strong and enhanced customer loyalty across our key growth product lines, including historically low postpaid churn of 0.59 per cent, backed by the TELUS team’s longstanding dedication to delivering premium customer experiences over a world leading network.”

Mr. Entwistle added, “TELUS’ broadband network has continued to perform exceedingly well throughout the health crisis, inclusive of the resulting significant changes in usage patterns and added demands on our network. The efficacy of our ongoing broadband technology investments is also reflected in numerous recent awards from leading independent network authorities across both wireline and wireless. Notably, U.S.-based PCMag ranked TELUS as the fastest internet service provider in Canada. In addition, Tutela recognized our wireless network as best in consistent quality, lowest latency, and fastest download speeds for the second consecutive time. Furthermore, in early July, TELUS won U.S.-based Ookla’s 2020 Speedtest Fastest Mobile Award — marking the sixth consecutive year that TELUS has won this award — as well as the 2020 Best Mobile Coverage Award for the third time. Moreover, in “The State of Rural Canada’s Mobile Network Experience — May 2020 Report”, UK-based Opensignal found that rural Canadians benefit from some of the fastest download speeds in the G7. It noted that the rural experience on TELUS’ network is better and faster than in any location within G7 nations, with the exception of Japan, a significantly smaller country than Canada, which at 49 Mbps was only slightly faster than TELUS’ 48 Mbps. Consistently earning these prestigious, third-party accolades is particularly gratifying as our entire team focuses relentlessly on ensuring robust reliability and world-leading performance across all of our services, in rural as well as urban areas, enabling Canadians to work and learn remotely, apply for critical government resources, receive vital medical care, and stay connected to family and friends.”

“In June, we announced the first wave of our 5G network roll-out in Vancouver, Montreal, Calgary, Edmonton, and the Greater Toronto Area, with expansion to an additional 26 markets across Canada planned throughout the remainder of the year,” Mr. Entwistle continued. “Our 5G network will profoundly enhance the way our customers will connect to information and one another, and is available at no additional cost on TELUS Peace of Mind plans with endless data and no overage fees. Building on our consistently world-leading technology, our 5G network will bridge digital divides and drive innovation across businesses, government, healthcare, education and social pursuits, whilst creating an estimated 250,000 jobs and contributing an anticipated $40 billion annually to Canada’s economy. This critical development in our 5G ecosystem is a testament to our team’s skill and dedication to building a world-leading 5G experience in Canada from coast to coast, and from urban to rural.”

“As we continue to advance our broadband leadership and embrace our winning go-to-market strategy, backed by our globally recognized culture and industry-best customer experience, we remain confident in the long-term outlook for our business and the significant opportunities before us to further elevate the TELUS brand and accelerate our growth strategy. Our robust and consistent performance over the longer-term, coupled with our strong balance sheet, positioned us well to navigate the uncertainty caused by the global health emergency. For 2020, we are driving to flat to modestly positive EBITDA growth, and free cash flow within the lower-half of our original target range. Moreover, we remain hopeful that conditions will permit us to meet or exceed our targeted dividend increase when we report our third quarter results in November. Alongside the incredible innovations we are driving in response to the current crisis, and the tuition value gleaned over the past several months, our strong performance will support the ongoing evolution of our operating model and resiliency of our organization, ensuring we are strongly positioned for anticipated post-pandemic economic challenges and market opportunities,” Mr. Entwistle further commented.

“Our TELUS team remains committed to ensuring Canadians stay connected to what matters the most,” Mr. Entwistle expressed. “In this regard, our TELUS team continues to deliver on our commitment of $150 million to support COVID-19 relief efforts across Canada. Notably, since the start of the global pandemic, the TELUS Friendly Future Foundation has contributed $5.5 million to 326 charitable health projects. In addition, with the launch of our virtual TELUS Days of Giving, this quarter alone, TELUS team members have participated in 200,000 Acts of Giving, including 450,000 volunteer hours served and 131,000 masks sewn for our communities. As Canadians continue to seek healthcare from the safety of their homes, we are leveraging the unique breadth and scope of our TELUS Health offerings to enable the ongoing expansion of our virtual care solutions, helping to improve health outcomes of our fellow citizens — particularly the most vulnerable among us. In this same vein, we continue to mobilize our Health for Good mobile clinics to support with COVID-19 testing efforts, building on the 36,000 patient visits to our mobile health clinics since the inception of the program. Moreover, during the pandemic, we distributed 14,000 free devices with $0 mobile plans to over 325 organizations that support vulnerable citizens. This is in addition to the 5,300 at-risk youth our team has supported with a free smartphone and free data plan since the start of our Mobility for Good program, ensuring these community members are connected during these unprecedented times.”

Mr. Entwistle continued, “This past quarter, we expanded our TELUS Internet for Good program to help people living with disabilities access the vital tools and resources they need to live fulfilling lives, from the comfort of their own home. Since introducing our Internet for Good program, we have enabled more than 65,000 Canadians from low income families with low cost, high-speed TELUS internet.”

Doug French, Executive Vice-president and Chief Financial Officer said, “Our resilient second quarter results are reflective of our leading culture, and the remarkable way our highly engaged team collectively embraced the rapidly evolving environment, carrying forward our first quarter momentum, and delivering strong subscriber growth while managing profitability through a challenging period. Our success is enabled by our intense focus on customer service excellence and network leadership, leveraging our digital capabilities and simplification, and further supported by our continued focus on driving cost efficiency and margin-enhancing initiatives across the business to mitigate the negative impacts of the pandemic.”

“As we navigated through the unique circumstances this quarter, we successfully took advantage of attractive credit market conditions to refinance early our 2021 maturities at attractive rates, further strengthening our balance sheet and enhancing our liquidity position to more than $3.6 billion. As a result, our weighted average interest rate on long-term debt is 3.86 per cent, with an average term to maturity of 13 years, and no maturities until 2022. This strong financial position continues to support our growth initiatives as well as strategic acquisitions to further enhance our growth trajectory. Our continued network investments further elevate our leadership position, including advancing our world-leading broadband network to drive both near and longer-term revenue and operating efficiency benefits. As a result, we are well-positioned to continue building on our track record of providing investors with the industry’s best multi-year dividend growth program, while also preparing ourselves for important spectrum auctions in the coming years.”

Mr. French added, “As we progress through the back half of the year, our team will look to carry this operating momentum forward, and sustain our relentless focus on operational efficiency, supported by the unique growth attributes of TELUS International, TELUS Health and TELUS Agriculture. While we recognize that the remainder of the year will present its own set of unique challenges, the TELUS team has consistently demonstrated its remarkable ability to adapt and evolve amid any operational environment. In light of the continued evolving nature and uncertainty of the global COVID-19 health crisis, we remain unable to accurately forecast an exact range of positive and negative impacts of the pandemic on our business and our previously issued, and subsequently withdrawn, annual financial guidance for 2020. For the year, as we strive to achieve EBITDA that is flat to slightly accretive, and spend according to our original capex plan, we are driving toward strong free cash flow within the lower-half of our original target range of $1.4 to $1.7 billion. Our free cash flow objective is not amplified by capex as we continue to anticipate capital investments of approximately $2.75 billion, to support ongoing prudent investments in fruitful opportunities we see to advance the delivery of our leading network technologies.”

In the quarter, we added 151,000 new wireless, internet, TV and security customers, down 55,000 over the same quarter a year ago, while our residential voice losses of 10,000 remained stable, resulting in total net additions of 141,000. The net additions included 61,000 mobile phones, 33,000 mobile connected devices, as well as 37,000 internet, 8,000 TV and 12,000 security customers. Our total wireless subscriber base of more than 10 million is up 4.9 per cent over the last twelve months, reflecting a 2.4 per cent increase in our mobile phones subscriber base to 8.8 million and a 21 per cent increase to our mobile connected devices subscriber base to over 1.6 million. Additionally, our internet connections are up 6.4 per cent over the last twelve months, surpassing 2 million customers, our TV subscriber base of 1.2 million is higher by 4.4 per cent and our security customer base expanded to 635,000.

Free cash flow of $511 million increased by $187 million over the same period a year ago, resulting primarily from decreased income tax payments, lower device subsidy amounts, and lower restructuring and other costs disbursements, partly offset by an increase in interest paid.

Consolidated capital expenditures of $756 million decreased by 1.8 per cent over the same period a year ago due to the timing of our fibre build activities and lower success-based capital congruent with the decline in gross loading activity during the pandemic. This was partially offset by increased investments in our 5G network, in addition to investments to enhance systems reliability during the COVID-19 pandemic. Additionally, capital expenditures included advancing wireless speeds and coverage, supporting systems reliability and operational efficiency and effectiveness efforts, and continuing to connect additional homes and businesses directly to our fibre-optic technology. At the end of the quarter, our TELUS PureFibre network covered approximately 2.33 million premises, or approximately 73 per cent of our high-speed broadband footprint, reflecting an increase of approximately 290,000 fibre premises over the last twelve months.

For the quarter, net income of $315 million decreased by 39 per cent over the same period last year and Basic earnings per share (EPS) of $0.23 decreased by 47 per cent. These declines reflect multiple impacts from the COVID-19 pandemic, higher income tax primarily attributable to non-recurrence of the prior year revaluation of the deferred income tax liability for the multi-year reduction in the Alberta provincial corporate tax rate, increased depreciation and amortization, as well as higher financing costs primarily resulting from the $18 million long-term debt prepayment premium recorded in the second quarter of 2020 related to our 2021 early bond redemptions. When excluding the effects of restructuring and other costs, income tax-related adjustments, lease-up period and other equity losses related to real estate joint ventures, long-term debt prepayment premium and a gain on the retirement of a provision arising from business acquisition-related written put options within TI, adjusted net income of $316 million decreased by 24 per cent compared to the prior year, while adjusted basic EPS of $0.25 was down 29 per cent.

COVID-19 update

As the COVID-19 pandemic continues to have a pervasive global impact, our persistent focus has been on keeping Canadians connected and ensuring the health, safety and well-being of our team members, our customers and our communities. Throughout the quarter, we thoughtfully balanced the interests of all of our stakeholders, including our shareholders. Our response to the pandemic was based on advice from our Medical Advisory Council and guided by our customers first priority, our desire to protect the health and safety of our team and our social purpose.

As a resilient organization with strong digital and e-commerce capabilities, we were able to quickly embrace the new operating environment, ensuring business continuity despite our proactive decision to temporarily close approximately 90 per cent of our retail stores and despite physical distancing restrictions that prevented our field technicians from entering customer premises. With these physical channels limited, we experienced increased demand across our digital assets, including using our e-commerce capabilities to support the sale of new devices to our customers, along with strong adoption of our virtual technician model, which allowed technicians to complete their tasks without entering a customer’s premises. While the pandemic-related restrictions still resulted in temporary declines to gross additions and customer renewals, our agility and digital-first focus resulted in strong customer growth in spite of the challenges presented by the pandemic. During the final weeks of the quarter, our retail stores began gradually reopening, and, upon agreement from both the customer and technician, our technicians began entering customers’ premises to perform complex installs and repairs that could not be done virtually, all while following strict operating procedures.

The global pandemic has created conditions that affected our second quarter financial results. With the closure of borders and the corresponding decline in customer travel, as well as our decision to temporarily waive wireless roaming fees up to April 30, 2020, we experienced a significant decrease in roaming revenues. We also experienced decreases in chargeable wireless data usage as more people remained home and offloaded their mobile devices to Wi-Fi networks. While TELUS Health’s virtual care solutions continued to see strong demand through the second quarter of 2020, we experienced a decrease in revenues coming from our Medisys and Copeman clinics, as these remained closed for most of the quarter and have only began gradually reopening in recent weeks.

Our TI business continued to demonstrate strong resiliency, transitioning from having not a single front line team member working from home prior to the pandemic to having more than 90 per cent of team members equipped to provide remote support. While some of TI’s clients experienced significant impacts, with a decline in demand from travel and hospitality-related businesses, this was offset by increases in gaming and media industries, as well as ecommerce food delivery.

Additionally, in the current economic environment, our business customers are facing reduced and/or closed operations, which resulted in lower revenue and EBITDA contribution in the quarter. Although the net impacts have been modest so far, we anticipate that these pressures will persist and grow as the extended recessionary impacts take effect. In recognition of the financial hardships that our customers are facing during these challenging times, we implemented certain customer friendly measures including flexible payment options, as well as delayed suspensions, cancellations and write-offs. While we did not experience a significant change in the collectability of receivables during the quarter, we recorded higher bad debt expense to reflect the financial pressures that households and businesses are currently facing, in-line with our historical best practices.

In addition to the financial impacts described above, we continued to take various steps to support our team members, our customers, and our community during these challenging times. Below are select highlights of the steps we are taking:

•                  Offering flexible payment options for consumers and small business customers who have been financially affected by the pandemic.

•                  Deferring planned price increases and extending promotional periods.

•                  Delaying suspensions, cancellations and write-offs for our customers who were in collections, and accepting payment arrangements.

•                  Waiving wireless roaming fees up to April 30, 2020, and home internet overage charges for customers without unlimited data plans up to June 30, 2020.

•                  Offering free content options to households to ensure that Canadians stay entertained and educated while remaining home, including free channel previews on Optik TV and Pik TV, educational content for youth in partnership with Microsoft, content spanning health and wellness, and several technology “how to” videos.  We also provided the first month free of TELUS Online Security Standard to help Canadians stay on top of their online security and privacy.

•                  Providing families currently participating in our Internet for Good program with a credit for free service and recently expanding the program to people living with disabilities who receive financial disability assistance from the provincial governments in British Columbia, Alberta and Quebec.

•                  Expanding our Mobility for Good program to hospital workers, providing a credit for wireless service to frontline healthcare workers at hospitals across the country that have been significantly impacted by the COVID-19 pandemic.

•                  Mobilizing our Health for Good™ clinics to support COVID-19 response efforts, with our mobile clinics operating as testing centres and assessment clinics in Halifax, Vancouver, Ottawa and the Waterloo region, our Mississauga-Brampton region clinic supporting people leaving isolation and recovering from COVID-19, and our Edmonton clinic supporting its emergency isolation and quarantine shelter.

•                  Supporting the public health crisis through a unique leadership gift, TELUS CEO Darren Entwistle donated three months of his gross salary to essential hospitals, community health centers and critical COVID-19 research across Canada. Mr. Entwistle’s philanthropic gift includes: a $100,000 donation to BC Women’s Hospital + Health Centre Foundation to support virtual care technology; a $100,000 contribution given to McGill University Health Centre Foundation to enable ICU patients to virtually connect with loved ones; Covenant Health Foundation in Alberta also received a $100,000 gift to support vulnerable and isolated seniors; and a final $100,000 donation was given to Sunnybrook Hospital Foundation in Ontario to urgently address the alarming increase in suicides during the pandemic. Additionally, the Entwistle Family Foundation matched a portion of the salary donations in order to maximise the TELUS team’s commitment to supporting healthcare in Canada and helping those most impacted by COVID-19.

•                  Donating over 14,000 devices and tablets to enable isolated seniors, hospitalized patients and vulnerable Canadians stay connected.

•                  Launching our #StandWithOwners initiative to support Canadian small businesses. This social media campaign exceeded target in four days and we committed $500,000 in direct revenue, marketing and expert advice.

•                  Avoiding layoffs by redeploying front line team members, including those directly impacted by store closures, into other areas of the business requiring additional support.

•                  Reallocating our capital expenditures in 2020 to provide Canadians with the network speed, reliability and coverage and to stay connected as well as accelerating our PureFibre capital investments in Calgary.

•                  Empowering team members to continue to be productive while working from home by providing alternate arrangements to balance COVID-19 pandemic-related impacts, such as school closures

•                  Ensuring the health and well-being of our team members by implementing strict hygiene and physical distancing standards for the remaining employees who continue to work at TELUS premises or in a customer-facing role, both domestically and internationally.

For further discussion on the effect of the COVID-19 pandemic on the environment in which we operate, refer to section 1.2 in our second quarter 2020 Management’s discussion and analysis.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Second quarters ended June 30		Per cent
(unaudited)	2020	2019	change
Operating revenues	3,728	3,597	3.6
Operating expenses before depreciation and amortization	2,369	2,224	6.5
EBITDA(1)	1,359	1,373	(1.0)
Adjusted EBITDA(1)(2)	1,361	1,402	(2.9)
Net income	315	520	(39.4)
Adjusted net income(1)	316	416	(24.0)
Net income attributable to common shares	290	517	(43.9)
Basic EPS(3) ($)	0.23	0.43	(46.5)
Adjusted basic EPS(1)(3) ($)	0.25	0.35	(28.6)
Capital expenditures(4)	756	770	(1.8)
Free cash flow(1)	511	324	57.7
Total subscriber connections(5) (thousands)	15,411	14,254	8.1

(1)         EBITDA, Adjusted net income, adjusted basic EPS and Free cash flow are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. For further definitions and explanations of these measures, see ‘Non-GAAP and other financial measures’ in this news release.

(2)         Adjusted EBITDA for the second quarters of 2020 and 2019 excludes restructuring and other costs of $70 million and $29 million respectively, lease-up period and other equity losses related to real estate joint ventures of $3 million in the second quarter of 2020, and a gain on the retirement of a provision arising from business acquisition-related written put options within TI for $71 million in the second quarter of 2020.

(3)         On March 17, 2020, TELUS shareholders received one additional share for each share owned on the record date of March 13, 2020. All information pertaining to shares outstanding and per-share amounts in this news release for periods before March 17, 2020, reflects retrospective treatment of the two-for-one share split

(4)         Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.

(5)         The sum of active mobile phone subscribers, mobile connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective for the third quarter of 2019, with retrospective application to the launch of TELUS-branded security services at the beginning of the third quarter of 2018, we have added security subscriber connections to our total subscriber connections. December 31, 2019 security subscriber connections have been increased to include approximately 490,000 subscribers related to our acquisition ADT Security Services Canada, Inc. (ADT Canada) acquired on November 5, 2019.

Second Quarter 2020 Operating Highlights

As noted in Section 1.2 of our second quarter 2020 Management’s discussion and analysis, the COVID-19 pandemic, which emerged in the first quarter of 2020, continued to have a pervasive global impact throughout the second quarter of 2020. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, results described below may not be indicative of trends effective from the third quarter of 2020 onwards, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas while we continue to adjust our mode of operations to continue delivering on our customers first priorities and social purpose.

TELUS wireless

•                  External wireless operating revenue decreased by $152 million or 7.7 per cent, as network revenue declined 3.3 per cent and equipment and other service revenues fell 21 per cent.

•                  Network revenue decreased by $51 million or 3.3 per cent, reflecting a 5.8 per cent decline in mobile phone ARPU as discussed below, partly offset by a 4.9 per cent increase in the subscriber base over the last 12 months.

•                  Equipment and other service revenues decreased by $95 million or 21 per cent, reflecting lower contracted volumes, due to customers reducing their general shopping habits primarily attributed to the closure of certain sales channels for an undetermined period of time due to the COVID-19 pandemic. Device financing programs, which provide transparency of full device costs resulting in customers deferring device upgrade purchases also contributed to the decrease.

•                  Mobile phone ABPU was $69.65, reflecting a decrease of 5.1 per cent. This decrease reflects the impacts caused by the COVID-19 pandemic including: (i) changing customer behaviour related to travel restrictions, as well as our decision to temporarily waive roaming charges for customers in response to the pandemic; (ii) the closure of 90 per cent of our conventional retail stores for an undetermined period of time, which hindered customer opportunities for device upgrades and the upgrade or selection of higher-tier plans; (iii) decreases in chargeable data usage as more people work from home and offload their mobile devices onto Wi-Fi networks; and (iv) our decision to temporarily waive late payment charges, partly offset by: (v) increased chargeable voice usage revenue primarily generated in the early stages of the COVID-19 pandemic prior to the easing of certain related restrictions. Mobile phone ABPU was also impacted by continued declines in chargeable data usage, and the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods. Mobile phone ABPU declination was partly offset by growth resulting from our combined TELUS Easy Payment device financing, Peace of Mind endless data plans and TELUS Family Discount offerings, which we introduced at the beginning of the third quarter of 2019, with customers selecting plans with endless data or larger data buckets and higher-value smartphones in the sales mix.

•                  Mobile phone ARPU was $56.82 in the second quarter of 2020, a decrease of $3.48 or 5.8 per cent. This decline was primarily driven by the impacts of the COVID-19 pandemic detailed above. Mobile phone ARPU also continues to be impacted by the continued trend of declining chargeable usage and the impact of the competitive environment putting pressure on base rate plan prices. These declines more than offset the increased number of customers selecting higher-tier plans with endless data or larger data buckets.

•                  Mobile phone churn rate was 0.80 per cent as compared to 1.01 per cent in the same period a year prior, reflecting the impacts of reduced switching activity between carriers due to the COVID-19 pandemic as customers reduced their general shopping habits, partially attributed to the closure of certain conventional sales channels discussed above. This was in addition to the successful utilization of our TELUS Easy Payment device financing program, Peace of Mind endless data plans, Bring-It-Back™ and TELUS Family Discount offerings, our focus on executing customers first initiatives and retention programs, and our leading network quality.

•                  Mobile phone gross additions were 268,000, reflecting a decrease of 68,000 compared to the same period a year prior. This decline is reflective of reduced customer-switching activity between carriers and the closure of certain conventional sales channels for an undetermined period of time in response to the COVID-19 pandemic. The decline more than offset growth in the Canadian population, successful promotions and expanded channels, including enhancing the use of our digital footprint. During the pandemic period, as we temporarily closed our conventional retail stores to ensure the safety of our customers and team members, we successfully executed our customers’ use of our digital footprint as our primary sales channel.

•                  Total subscriber net additions were 94,000, compared to 154,000 in the prior year. Mobile phone net additions were 61,000 in the second quarter of 2020, a decrease of 21,000. Mobile connected device net additions of 33,000 as compared to 72,000 in the second quarter of 2019, as growth in our consumer health personal emergency response system devices was more than offset by lower IoT gross additions from reduced business customer activity.

•                  EBITDA of $870 million decreased by $49 million or 5.3 per cent, while Adjusted EBITDA of $890 million was lower by $34 million or 3.7 per cent over last year, reflecting the impacts of the COVID-19 pandemic including lower roaming revenue resulting from restricted travel, the closure of certain conventional sales channels for an undetermined period of time, decreases in chargeable data usage as more people work from home and offload their mobile devices onto Wi-Fi networks, our increased bad debt expense and temporary waives of late payment charges. This was partially offset by higher equipment margins and enhanced cost efficiency programs in response to the COVID-19 pandemic.

TELUS wireline

•                  External operating revenues increased by $283 million or 18 per cent, driven by data services revenue growth of 18 per cent or $228 million, and other operating income growth of $68 million which was substantially from a $71 million gain on the retirement of a provision arising from business acquisition-related written put options within TI. This growth was partly offset by a 5.2 cent decline in legacy voice services revenues.

•                  Data services revenues increased by $228 million or 18 per cent. Data services revenue growth was driven by a combination of higher revenues from our diverse portfolio of solutions, including our TI customer care and business services which included contribution from our acquisition of Competence Call Center (CCC), growth in business volumes from both expanded services and customer growth, partly offset by temporary disruptions due to government-mandated site closures in response to the COVID-19 pandemic. Increased revenues from home and business smart technology (including security) which included contribution from our 2019 acquisition of ADT Canada, internet and third wave data services, and TV also contributed to growth. Additionally, this growth was driven by increased revenues from our virtual care solutions. This growth was partly offset by impacts resulting from the COVID-19 pandemic, including a decline in health revenue mainly from the temporary closures of our conventional Medisys and Copeman clinics for all non-essential services and reduced health benefit claims, in addition to lower revenue from business customers as they redeploy their resources. Data services revenues growth was also impacted the ongoing decline in legacy data service revenues.

•                  Internet net additions of 37,000 improved by 12,000, due to continued net new demand from consumers and businesses as we keep our customers connected through offering a range of installation options including virtual installations, as well as improved churn resulted from our customer first initiatives and retention programs and reduced switching activity between providers due to the COVID-19 pandemic. Additionally, we continued our focus on connecting more homes and businesses directly to fibre.

•                  TV net additions were 8,000, a decrease of 8,000, mainly due to lower gross additions as a result of the impact of the COVID-19 pandemic and the changing landscape of increased streaming services, partly offset by lower customer churn rate from strong retention efforts and reduced switching activity due to the COVID-19 pandemic.

•                  Security net additions of 12,000, reflecting an increase of 1,000, was driven by strong organic growth as we keep our customers connected and protected through offering a range of installation options and demand from our bundled product offerings.

•                  Residential voice net losses of 10,000 increased by 1,000 compared to the same period a year ago. The residential voice subscriber losses continue to reflect the trend of substitution by wireless and internet-based services, partially mitigated by our expanding fibre footprint and bundled product offerings and our strong retention efforts, including lower-priced offerings.

•                  EBITDA of $489 million increased by $35 million or 7.7 per cent, and when excluding the effects of a gain on the retirement of a provision arising from business acquisition-related written put options within TI of $71 million, wireline EBITDA decreased by $36 million or 7.9 per cent. Adjusted EBITDA of $471 million decreased by $7 million or 1.2 per cent. This decrease reflects: impacts from the COVID-19 pandemic including the temporary capacity disruptions in our TI business due to government-mandated site closures, the impacts to our health business from the temporary closures of Medisys and Copeman clinics and reduced health benefit claims, customers first initiatives including temporary overage waives, and increased bad debt expense. As well, lower Adjusted EBITDA in the second quarter of 2020 was impacted by continued declines in legacy voice and legacy data services, higher employee benefits expense mainly from business acquisitions and to support TI revenue growth, and a decline in the

EBITDA contribution from our legacy business services. These factors were partly offset by an increased contribution from the TI acquisition of CCC, expanded services for existing customers and customer growth, growth from our home and business smart technology (including security), and higher internet margins.

Dividend Declaration

The TELUS Board of Directors elected to declare a second quarter dividend of $0.29125 per share, payable on October 1, 2020, to shareholders of record at the close of business on September 10, 2020.

TELUS completes Mobile Klinik acquisition

On July 1, 2020, we acquired 100 per cent of Mobile Klinik, a storefront wireless device repair and sales business complementary to our existing wireless line of business. Consideration of $165 million consisted of: cash of $138 million; working capital adjustments; and contingent consideration of $31 million, payment of which is dependent upon achieving revenue, profitability, store expansion and wireless subscriber addition targets through 2023. The investment was made with a view to growing our wireless business.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•                  Paying, collecting and remitting a total of $979 million in taxes in the first half of 2020 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. When including spectrum remittances, we have remitted approximately $33 billion in taxes and spectrum since 2000.

•                  Investing over $1.4 billion in capital expenditures primarily in communities across Canada in the first half of 2020 and approximately $43 billion since 2000.

•                  Spending $3.8 billion in total operating expenses in the first quarter of 2020, including goods and service purchased of approximately $2.7 billion. Since 2000, we have spent $127 billion and $86 billion respectively in these areas.

•                  Generating a total team member payroll of $1.4 billion in the first half of 2020, including payroll taxes of $95 million. Since 2000, total team member payroll totals $49 billion.

•                  Returning $1.1 billion in dividends year-to-date through three quarterly dividend payments through July 31, 2020 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned over $18 billion to shareholders through our dividend and share purchase programs, including more than $13 billion in dividends, representing over $14 per share.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ second quarter 2020 conference call is scheduled for Friday, July 31, 2020 at 12:00pm ET (9:00am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until August 31, 2020 at 1-855-201-2300. Please use reference number 1251847# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

The assumptions on which our 2020 outlook was based were described in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings of our 2019 annual MD&A and were issued on February 13, 2020 under the basis that we would be operating in the normal course of business. The extent of the COVID-19 pandemic, including its interruption of the global and Canadian economies, the governmental measures put into place to contain the risk of transmission, and proactive measures we have been taking to ensure the safety and well-being of our customers, our team members, and our communities, are matters we did not predict upon issuing our assumptions for 2020, and we no longer believe that these assumptions are valid. Therefore, in May 2020, given the uncertain magnitude, duration and potential outcomes of the pandemic, we withdrew our 2020 outlook and the assumptions on which it was based. Statements in this press release regarding our expectations for EBITDA, free cash flow and capital expenditures are based on our current assumption that the reopening of the economy across Canada will continue as it has begun in the second quarter of 2020 and that, although cases of COVID-19 will continue to be identified, there will not be a pronounced “second wave” of infections in Canada or material worsening of the pandemic in the United States or internationally that would have a significant impact on our business or customers.

Due to the wide range of possible outcomes of the COVID-19 pandemic and the uncertainty with regard to the length of the pandemic and measures in place to limit its spread and transmission, the impact on our business cannot be accurately forecasted as of the date of this news release. Consequently, our operations and financial results could be materially different than predicted in our previously issued guidance and in May 2020, we withdrew our existing 2020 consolidated financial guidance, which was provided in our news release dated February 13, 2020 and filed on SEDAR.

We intend to revisit our assumptions and consider updating our outlook and guidance when we issue our third quarter 2020 MD&A for the three-month and nine-month periods ending September 30, 2020.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  The COVID-19 pandemic including its impacts on our customers, our team members and our communities, as well as changes resulting from the pandemic to our business and operations including to the demand for and supply of the products and services that we offer and the channels through which we offer them.

•                  Regulatory decisions and developments including changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in this Management’s discussion and analysis (MD&A), such as the potential for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government (reiterated in June 2020) targeting a 25% price reduction in wireless plans using between two to six GB of data over a two year period by the national wireless carriers; federal and provincial consumer protection legislation and regulation; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over telecommunications; potential threats to the CRTC’s ability to enforce the Wholesale

Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost, availability and timing of spectrum, and ongoing and future consultations and decisions on spectrum allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including the executive order signed by U.S. President Donald Trump permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments; restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics.

•                  Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of internet services and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, services and supporting systems, such as home automation security and Internet of Things (IoT) services for internet-connected devices; wireline voice and data competition, including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future mobile phone average billing per subscriber per month (ABPU), mobile phone average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, such as our Peace of Mind™ plans and comparable plans, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential voice and business network access line losses; subscriber additions and retention volumes, and associated costs for wireless, TV and internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; our ability to compete successfully in our TELUS International customer care and business services given our competitors’ brand recognition, consolidation and strategic alliances, as well as technology development; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints; and our ability to successfully develop our smart data solutions business.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice services (local and long distance) resulting from impacts of OTT applications and wireless substitution; a declining overall market for paid TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or internet-based telephone services; potential declines in mobile phone ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services.

•                  Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out and evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and wireless handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and our ability to utilize spectrum we acquire; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation that may change the way we interact with customers.

•                  Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability; including to address changes in usage resulting from restrictions imposed in response to COVID-19; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz and millimetre wave spectrum auctions with both currently expected to take place in 2021, and the announcement of a formal consultation on the auctioning of 3800 MHz spectrum, expected to take place in 2022. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings.

•                  Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•                  Security threats including intentional damage or unauthorized access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•                  Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations.

•                  Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, the level of our employee engagement, and the health of our team.

•                  Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•                  Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of TELUS Common Shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business, including climate change, waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic as well as public and private sector responses to the pandemic; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and solvency discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate; the impact of tariffs on trade between Canada and the U.S., and global implications of the trade dynamic between major world economies.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2019 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2020 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include, but are not limited to significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations.

Reconciliation of adjusted net income

	Second quarters ended June 30
C$ and in millions	2020	2019	Change
Net income attributable to Common Shares	290	517	(227)
Add (deduct):
Restructuring and other costs, after income taxes	42	22	20
Income tax-related adjustments	2	(123)	125
Lease-up period and other equity losses related to real estate joint ventures	3	—	3
Long-term debt prepayment premium, after income taxes	14	—	14
Retirement of a provision arising from business acquisition-related written put options within TI, after income taxes	(35)	—	(35)
Adjusted Net income	316	416	(100)

Reconciliation of adjusted basic EPS

	Second quarters ended June 30
C$ and in millions	2020	2019	Change
Basic EPS	0.23	0.43	(0.20)
Add (deduct):
Restructuring and other costs, after income taxes, per share	0.04	0.02	0.02
Income tax-related adjustments, per share	—	(0.10)	0.10
Long-term debt prepayment premium, after income taxes, per share	0.01	—	0.01
Retirement of a provision arising from business acquisition-related written put options within TI, after income taxes, per share	(0.03)	—	(0.03)
Adjusted basic EPS	0.25	0.35	(0.10)

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

	Second quarters ended June 30
($ millions)	2020	2019
Net income	315	520
Financing costs	202	189
Income taxes	117	31
Depreciation	505	470
Amortization of intangible assets	220	163
EBITDA	1,359	1,373
Add restructuring and other costs included in EBITDA	70	29
EBITDA — excluding restructuring and other costs	1,429	1,402
Add lease-up period and other equity losses related to real estate joint ventures	3	—
Deduct retirement of a provision arising from business acquisition-related written put options within TI	(71)	—
Adjusted EBITDA	1,361	1,402

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Second quarters ended June 30
($ millions)	2020	2019
EBITDA	1,359	1,373
Add non-cash losses (deduct non-cash gains) from the sale of property, plant and equipment	1	(5)
Restructuring and other costs, net of disbursements	14	1
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	102	15
Effects of lease principal (IFRS 16 impact)	(81)	(64)
Leases formerly accounted for as finance leases (IFRS 16 impact)	27	13
Other items:
Share-based compensation, net	41	20
Net employee defined benefit plans expense	25	19
Employer contributions to employee defined benefit plans	(12)	(12)
Interest paid	(199)	(147)
Interest received	3	3
Capital expenditures (excluding spectrum licences)[1]	(756)	(770)
Free cash flow before income taxes	524	446
Income taxes paid, net of refunds	(13)	(122)
Free cash flow	511	324

(1)         Refer to Note 31 of the interim consolidated financial statements for further information.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications and information technology company with $15 billion in annual revenue and 15.4 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada’s largest healthcare IT provider, and TELUS International delivers the most innovative business process solutions to some of the world’s most established brands.

Driven by our passionate social purpose to connect all Canadians for good, our deeply meaningful and enduring philosophy to give where we live has inspired our team members and retirees to contribute more than $700 million and 1.3 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media relations

Francois Gaboury

(438) 862-5136

Francois.Gaboury@telus.com